Exhibit 99.1

argenx doses first patient in global Phase 3 registration trial of efgartigimod for the treatment of generalized myasthenia gravis

September 6, 2018

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced the dosing of the first patient in a global Phase 3 registration trial of efgartigimod (ARGX-113) in patients with generalized myasthenia gravis (gMG).

“The dosing of the first patient represents an important milestone in advancing efgartigimod towards registration with the hopes of providing more therapeutic options for gMG patients globally. With planned enrollment of 150 patients, this will be the broadest trial of its kind in gMG, and the first to address both acetylcholine receptor (AChR) autoantibody positive as well as AChR autoantibody negative patients like those with MuSK MG,” commented Nicolas Leupin, CMO of argenx. “Our Phase 2 results in gMG demonstrated rapid and sustained benefits in disease scores, correlating with a fast and deep reduction of auto-antibodies and a favorable tolerability profile, which we will continue to study in the Phase 3 trial.”

The randomized, double-blind, placebo-controlled, multicenter trial will enroll approximately 150 patients with gMG in North America, Europe and Japan. The global Phase 3 trial will evaluate the efficacy of a 10 mg/kg intravenous (IV) dose of efgartigimod over a 26-week period. The company expects to enroll AChR autoantibody positive patients and also AChR autoantibody negative patients whose disease is driven primarily by MuSK and LRP4 autoantibodies. The decision to include both patient subgroups results from the significant IgG reductions seen across all four IgG isotypes in the Phase 2 MG trial and the Phase 1 healthy volunteer trial. Patients in the Phase 3 clinical trial will be able to roll over into an open-label extension trial for a period of one year. The primary endpoint of the trial is efficacy as assessed by the Myasthenia Gravis Activities of Daily Living (MG-ADL) score and secondary and other endpoints include additional efficacy, safety, tolerability, quality of life and impact on normal daily activities measures.

In the Phase 2 clinical trial of efgartigimod in gMG, data showed clinical improvement of efgartigimod over placebo results through the entire 11-week duration of the trial. Efgartigimod was well-tolerated in all patients, with most adverse events (AEs) characterized as mild and deemed unrelated to the study drug. No serious or severe AEs were reported.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe auto-immune diseases and cancer. The company is focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. argenx’s ability to execute on this focus is enabled by its suite of differentiated technologies. The SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows argenx to exploit novel and complex targets, and its three complementary Fc engineering technologies are designed to expand the therapeutic index of its product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco, VP Investor Relations (US)

+1 518 424 4980

bdelgiacco@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the intended results of its strategy and argenx’s advancement of, and anticipated clinical development and regulatory milestones and plans, including the timing of planned clinical trials and expected data readouts, related to efgartigimod.  By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.